As filed with the Securities and Exchange Commission on May 14, 2004. File No. 70-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1

APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

___________________________

Xcel Energy Inc.

800 Nicollet Mall
Minneapolis, MN 55402

(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.

(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Robert J. Joseph
Michael G. Strohmeier
Jones Day
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

-i-

ITEM 1. Description of Proposed Transactions.

A.	Introduction.

               Xcel Energy Inc., a registered public utility holding company (“Xcel Energy” or “Applicant”) owns all of the outstanding common stock of Cheyenne Light, Fuel & Power Company, a Wyoming corporation and electric and gas utility company (“Cheyenne”). This Application/Declaration (“Declaration”) seeks approval pursuant to Section 12 (d) of the Public Utility Holding Company Act of 1935, as amended (the “Act”) and Rules 44 and 54 of the Commission’s regulations, for Xcel Energy to sell its ownership interest in Cheyenne to a non-affiliated, third-party, Black Hills Corporation, a South Dakota corporation (“Black Hills”).

B.	Description of the Proposed Sale of the Stock of a Public Utility Company

               Cheyenne is a wholly-owned subsidiary of Xcel Energy that serves approximately 38,000 electric customers and 31,000 gas customers in and around Cheyenne, Wyoming. On January 13, 2004 Xcel Energy and Black Hills entered into a Stock Purchase Agreement (the “Agreement”), pursuant to which Xcel Energy agreed to sell and transfer to Black Hills, and Black Hills agreed to purchase from Xcel Energy (the “Transaction”), all of the issued and outstanding common stock of Cheyenne (the “Stock”). A copy of the Agreement is filed as Exhibit B-1 to this Declaration.

               In consideration for the sale and transfer of the Stock, Black Hills agreed to pay to Xcel Energy the sum of (i) $82,000,000 in cash, minus (ii) the principal amount of indebtedness and all accrued and unpaid interest owning by Cheyenne as of the closing of the transactions provide for under the Agreement (the “Closing”) on or related to Cheyenne’s bonds issued pursuant to an Indenture of Mortgage & Deed of Trust dated March 1, 1948, as amended, between Cheyenne and United States National Bank of Denver (the “Indenture”), plus or minus (iii) any adjustments pursuant to the working capital adjustment and the capital expenditure adjustment provided for under the Agreement (collectively, the “Purchase Price”). As of March 31, 2004, Cheyenne had approximately $25 million principal amount of bonds outstanding under the Indenture.

               The sale of Cheyenne to Black Hills was the result of an auction process from which Black Hills emerged as the successful bidder. As part of the auction process, numerous independent bids for Cheyenne were evaluated. Valuation ranges for Cheyenne were estimated using several factors including (i) discounted cash flows, (ii) multiples of comparable publicly traded companies, and (iii) multiples of comparable transactions. Black Hills’ bid was determined to be fair and adequate using each of these valuations. Ultimately, Black Hills’ bid was selected because it offered the best overall value in the light of the proposed terms and conditions (of which purchase price is one of several factors) for Xcel Energy.

               Cheyenne was acquired in October 1923 by Public Service Co. of Colorado (“PSCo”), a current electric and gas utility subsidiary of Xcel Energy. The sale of Cheyenne is the result of Xcel Energy’s business strategy of refining its focus on core operations, as well as recent changes in the energy industry. Upon Closing of the Transaction, Xcel Energy and/or its affiliates, which currently provide certain affiliated services to Cheyenne, will enter into a transition services agreement with Black Hills (the “Transition Services Agreement”). Pursuant to the Transition Services Agreement, Xcel Energy and/or its affiliates will provide certain (i) operational services, (ii) corporate services, (iii) information services, and (iv) other services to Black Hills at cost for a period not to exceed 6 months (9 months for operational services) and a possible extension period of 3 months. For a more detailed description of the transition services to be provided under the Transition Services Agreement see Schedule 9.10 to the Agreement, filed herewith as Exhibit B-1.

C.	Description of the Parties to the Proposed Sale of the Stock of a Public Utility Company

               Xcel Energy is a registered public utility holding company under the Act. Xcel Energy directly owns five utility subsidiaries that serve electric and/or natural gas customers in 11 states. These five utility subsidiaries are Cheyenne, Northern States Power Company, a Minnesota corporation, Northern States Power Company, a Wisconsin corporation, PSCo and, Southwestern Public Service Co. Their service territories include portions of Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy also owns or has an interest in a number of nonregulated businesses.

               Cheyenne is a wholly-owned electric and natural gas utility subsidiary of Xcel Energy operating in and around Cheyenne, Wyoming. Cheyenne was incorporated in 1900 under the laws of Wyoming. Cheyenne is subject to the jurisdiction of the Wyoming Public Service Commission (“WPSC”) with respect to its facilities, rates, services, accounts and issuance of securities and to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”) with respect to its accounting practices and transmission of electricity in interstate commerce. Cheyenne currently provides service to approximately 38,000 electric and approximately 31,000 natural gas customers in and around Cheyenne, Wyoming. Cheyenne had revenues of approximately $97 million in 2003 with net income of approximately $2.1 million.

               Black Hills is a South Dakota corporation headquartered in Rapid City, South Dakota. Black Hills is a public utility holding company exempt from registration under Section 3(a)(2) of the Act. Subsidiaries of Black Hills are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services. Black Hills Power, Inc. (“Black Hills Power”), also a South Dakota corporation and a wholly owned subsidiary of Black Hills, is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 60,000 customers in eleven counties in western South Dakota, eastern Wyoming, and southwestern Montana. Black Hills Power is the only regulated, non-EWG public utility subsidiary of Black Hills. Black Hills is publicly traded and is listed on the New York Stock Exchange under the symbol “BKH”. Black Hills and its subsidiaries had approximately $1.25 billion of revenues in 2003 with net income of approximately $61 million.

               Xcel Energy has been advised by Black Hills that it intends to maintain the separate corporate identity of Cheyenne. Black Hills has advised Xcel Energy that it will make appropriate filings with the Commission with respect to its post-closing status under the Act. For a description of Black Hills’ plans with respect to the integration of Cheyenne immediately after the acquisition of the Stock, please see Black Hills’ application to the WPSC, a copy of which is filed herein as Exhibit D-1.

ITEM 2. Fees, Commissions and Expenses.

               The fees, commissions and expenses to be incurred in connection with the proposed transaction are expected not to exceed $125,000.

ITEM 3. Applicable Statutory Provisions.

               Section 12(d) of the Act and Rules 44 and 54 thereunder are believed to be applicable to the proposed transaction. To the extent that the proposed transaction is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

               Section 12(d)/Rule 44.

               Section 12(d) makes it unlawful for any registered holding company to sell the securities of any public utility company in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest and similar matters as the Commission deems necessary or appropriate. Under Rule 44(a) no registered holding company may sell the security of any public utility company, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with Rule 23, and pursuant to the order of the Commission with respect to such declaration. Applicant respectfully requests the Commission to issue an order approving this Declaration.

               As discussed above, the Purchase Price and the terms and conditions of the Agreement were the product of an auction process. Xcel Energy does not expect that the sale of the Stock will adversely affect competitive conditions. The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR-Act”) is set to expire on June 7, 2004 and Xcel Energy does not expect any action by the Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”). Furthermore, Xcel Energy fully expects that the WPSC will review in some detail the impact on competitive conditions.

               Rule 54 Analysis.

               Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (“EWG”), as defined in Section 32 of the Act or a foreign utility company (“FUCO”), as defined in Section 33 of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

               Xcel Energy currently does not satisfy the requirements of Rule 53(a)(1) for the issuance or sale of securities for purposes of financing the acquisition of, or the guarantee of a security of, an EWG. On March 7, 2002 (Holding Co. Act Release No. 27494) (the “100% Order”), the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of March 31, 2004, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), in EWGs and FUCOs was $134.2 million.1 Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at March 31, 2004, was approximately $152.4 million. However, Xcel Energy investments in its EWGs and FUCOs were made at a time it was in compliance with the 100% Order.

               Xcel Energy currently complies with, and will comply with, the record—keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public—utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

               The circumstances described in Rule 53(b)(1) have not occurred.

               The circumstances described in Rule 53(b)(2) have not occurred. The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended March 31, 2004 was approximately $152.4 million, or a decrease of approximately 78% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended March 31, 2003 of $676.25 million. However, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of March 31, 2003 of $134.2 million did not exceed 2% of the total capital invested in utility operations.

               The circumstances described in Rule 53(b)(3) have not occurred. In 2003 Xcel Energy reported no operating income (loss) attributable to its direct and indirect investments in EWGs and FUCOs. In 2003 Xcel Energy’s investment in Denver City Energy Associates LP (DCEA) was accounted for on the equity method and thus was not included in the consolidated operating income of Xcel Energy. In 2003, Xcel Energy sold its direct investment in DCEA. It now retains only a 10% indirect ownership interest through US Power Fund LP, for which Xcel Energy reported equity earnings of $80,000 in 2003. Xcel Energy Argentina Inc. (“Xcel Argentina”) and NRG Energy, Inc. (“NRG”) were included in discontinued operations in 2003. As a result, neither NRG nor Xcel Argentina were included in the consolidated operating income of Xcel Energy in 2003. The financial results of NRG and Xcel Argentina reported as discontinued operations of Xcel Energy were approximately $(251) million and $21 million, respectively, of operating income (loss) in 2003. It should be noted that in 2003 Xcel Energy reported an income tax benefit attributable to its investment in NRG of approximately $404 million. Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. For the reason set forth below, Xcel Energy believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Xcel Energy and its remaining Utility

[1]	For purposes of these calculations, Xcel Energy’s investment in NRG Energy, Inc. (“NRG”) and its subsidiaries has not been included as an investment in EWGs and FUCOs upon NRG’s emergence from bankruptcy on December 5, 2003 upon which Xcel Energy divested its interest in NRG.

Subsidiaries.

               Cheyenne is neither an EWG nor a FUCO and the proceeds from the sale of Cheyenne will not be used by Xcel Energy for investments in EWGs or FUCOs. Furthermore, the sale of Cheyenne has no effect on the capitalization and earnings of Xcel Energy’s EWGs and FUCOs and any effect on the capitalization and earnings of Xcel Energy is insignificant. Cheyenne contributed less than 1 cent per share to Xcel Energy’s annual earnings.

               Moreover, the other Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. Furthermore, the common equity ratios of the remaining Utility Subsidiaries will not be affected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

               Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Xcel Energy has an ownership interest upon the Xcel Energy system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Declaration. The action requested in this Declaration would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Xcel Energy’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the Xcel Energy system, or an adverse impact on Xcel Energy’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

ITEM 4. Regulatory Approval.

               Wyoming Public Service Commission

               The sale and transfer of the Stock by Xcel Energy to Black Hills, and the acquisition thereof by Black Hills, is subject to approval by the WPSC. On March 22, 2004, Cheyenne, Xcel Energy and Black Hills jointly filed an application with the WPSC seeking approval of the Transaction. A copy of the application is filed herewith as Exhibit D-1.

               Federal Energy Regulatory Commission

               The sale and transfer of the Stock by Xcel Energy to Black Hills, and the acquisition thereof by Black Hills, is also subject to approval by the FERC. Xcel Energy and Black Hills are in the process of filing an application with the FERC under Section 203 of the Federal Power Act seeking approval of the Transaction.

               Hart-Scott-Rodino Antitrust Improvements Act

               The Transaction is also subject to the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Xcel Energy and Black Hills made a filing with the DOJ and the FTC under the HSR Act on May 7, 2004 and the applicable waiting period is set to expire on June 7, 2004.

               Federal Commerce Commission

               The transfer of certain radio licenses used by Cheyenne and currently held by Xcel Energy Services, Inc., the service company of the Xcel Energy system, to Black Hills is subject to approval by the Federal Commerce Commission.

               South Dakota Public Utilities Commission

               Finally, depending on the ultimate structure of the transaction, the acquisition of the Stock by Black Hills may be subject to approval of the South Dakota Public Utilities Commission.

ITEM 5. Procedure.

               It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission’s decision, and (iii) there be no waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements.

A.	Exhibits:

Exhibit No.	Description of Document
A-1	Articles of Incorporation and Amendments of Xcel Energy Inc. (incorporated by reference to Exhibit 4.01 to Form 8-K filed on August 21, 2000, File No. 1-3034)

A-2	Bylaws of Xcel Energy Inc. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on October 25, 2000, File No. 333-48590)

B-1	Stock Purchase Agreement dated January 13, 2004 between Xcel Energy and Black Hills.

C	Not applicable

D-1	Application to Wyoming Public Service Commission

D-2	Order by Wyoming Public Service Commission*

D-3	Application to FERC*

D-4	Order by FERC*

Exhibit No.	Description of Document
E	Not applicable

F-1	Opinion of Counsel

G	Proposed Form of Notice

*	To be filed by amendment.

B.	Financial Statements:

Exhibit No.	Description of Document
1.1	Consolidated Balance Sheet of Xcel Energy Inc. as of December 31, 2003 (incorporated by reference to Form 10-K of Xcel Energy filed March 15, 2004, File No. 1-3034)

1.2	Consolidated Statement of Income of Xcel Energy for the period ended December 31, 2003 (incorporated by reference to Form 10-K of Xcel Energy filed March 15, 2004, File No. 1-3034)

1.3	Consolidated Balance Sheet of Xcel Energy Inc. as of March 31, 2004 (incorporated by reference to Form 10-Q of Xcel Energy filed May 5, 2004, File No. 1-3034)

1.4	Consolidated Statement of Income of Xcel Energy for the period ended March 31, 2004 (incorporated by reference to Form 10-Q of Xcel Energy filed May 5, 2004, File No. 1-3034)

ITEM 7. Information as to Environmental Effects.

     No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.

SIGNATURE

     Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Xcel Energy Inc. /s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel

Date: May 14, 2004